UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission file number: 001-41687

BITDEER TECHNOLOGIES GROUP

08 Kallang Avenue

Aperia tower 1, #09-03/04

Singapore 339509

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒   Form 40-F  ☐

INCORPORATION BY REFERENCE

This Current Report on Form 6-K (this “Current Report”) is hereby incorporated by reference in the registration statements of Bitdeer Technologies Group (the “Company”) on Form F-3 (No. 333-273905, No. 333-278027, No. 333-278029, No. 333-280041, No. 333-283732 and No. 333-289855) and Form S-8 (No. 333-272858 and No. 333-275342), to the extent not superseded by documents or reports subsequently filed or furnished.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

The Company is furnishing this Current Report to report the dismissal of MaloneBailey, LLP (“MaloneBailey”) and the appointment of Deloitte & Touche LLP, located in Singapore (“Deloitte”) as the Company’s independent registered public accounting firm. In connection with the change of auditor, the Company provides the following:

Dismissal of MaloneBailey, LLP

On August 3, 2026, the Audit Committee of the Board of Directors (the “Audit Committee”) of the Company approved the dismissal of MaloneBailey as the Company’s independent registered public accounting firm, effective on August 3, 2026.

The reports of MaloneBailey on the consolidated financial statements of the Company and its subsidiaries as of December 31, 2024 and 2025, and for the fiscal years ended December 31, 2024 and 2025, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2024 and 2025, and the subsequent period through August 3, 2026, there were (i) no disagreements (as that term is described in Item 16F(a)(1)(iv) of Form 20-F) between the Company and MaloneBailey on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of MaloneBailey, would have caused MaloneBailey to make reference to the subject matter of the disagreement in MaloneBailey’s reports on the consolidated financial statements of the Company and its subsidiaries for such years, and (ii) no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) other than the material weaknesses reported by management under Item 15 of the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2024, as filed on April 21, 2025.

The Company provided MaloneBailey with a copy of the disclosures it is making in this Current Report and requested that MaloneBailey furnish it with a letter addressed to the U.S. Securities and Exchange Commission (“SEC”) stating whether or not MaloneBailey agrees with the above disclosures and, if not, stating the respects in which MaloneBailey does not agree. A copy of MaloneBailey’s letter to the SEC, dated August 3, 2026, is furnished herewith as Exhibit 16.1 to this Current Report.

Engagement of Deloitte & Touche LLP

On August 3, 2026, the Audit Committee approved the appointment of Deloitte as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, effective on August 3, 2026.

During the fiscal years ended December 31, 2024 and 2025, and the subsequent period through August 3, 2026, neither the Company nor anyone on its behalf consulted with Deloitte regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements and neither a written report nor oral advice was provided to the Company that Deloitte concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issues, (iii) any matter that was the subject of a disagreement (as that term is described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto), or (iv) any reportable event (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

The Company intends to use this Current Report and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the fiscal year ending December 31, 2026 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 16.1 by reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

EXHIBITS

Exhibit No.	Description
16.1	Letter from MaloneBailey to the SEC

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bitdeer Technologies Group

By:	/s/ Jihan Wu
Name:	Jihan Wu
Title:	Chief Executive Officer

Date: August 3, 2026

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